Exhibit 99.1

Atna Resources Ltd. Options Clover Prospect

Vancouver, B.C. (July 19, 2005) Atna Resources Ltd. (TSX:ATN) is pleased to announce that it has optioned the Clover property in Nevada to New Sleeper Gold (TSX-V:NWS). New Sleeper can earn up to a 70% interest in Atna’s Clover project located in Elko County Nevada, 18 km west of Newmont’s Ken Snyder gold/silver mine.

The Clover prospect is a low-sulphidation, vein-hosted epithermal gold prospect located in the Midas mining district within the prospective Northern Nevada Rift. Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine (1999 published Reserves of 2.8 M tons averaging 34.7 g/t Au, 399 g/t Ag). Clover has several targets that require follow up work including a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (30.9 g/t) gold float and at the south end of the property, high-grade gold intersections from previous drilling (25.3 g/t over 9.7m, 7.9 g/t over 7.6m, and 10 g/t over 3m).

Under the terms of the agreement New Sleeper may earn a 55% interest by spending US$2.0 million within a 4-year period. New Sleeper is obligated to drill 5,000 feet within the first 12 months of the option agreement. During the second year of the agreement, New Sleeper must drill an additional 5,000 feet to keep the agreement in good standing. Upon completion of the initial earn-in, New Sleeper may elect to take the project through full feasibility to earn an additional 15% interest for a total of 70%.

David Watkins, Atna President and CEO, said, “Clover is an exceptional prospect with a number of high grade gold occurrences. We are pleased that we have a partner committed to carry out an aggressive drill program.”

Atna is building a successful gold exploration, development, and mining enterprise in Nevada. The company is exploring and developing a portfolio of gold projects, including the Pinson mine, where underground exploration and development has begun and production is anticipated as early as the second quarter of 2006. Surface drilling continues at Pinson and 500 feet of the 900 feet planned has been completed.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Corporate Communications Manager & Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887; E-mail: dmcdonald@atna.com
http://www.atna.com